Via Facsimile and U.S. Mail
Mail Stop 03-09


April 29, 2005


Mr. Brian Lenz
Chief Financial Officer and Secretary
VioQuest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Princeton Corporate Plaza
Monmouth Junction, NJ  08852

Re:	VioQuest Pharmaceuticals, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-16686

Dear Mr. Lenz:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your documents in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended December 31, 2004

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations or Plan of Operations

Results of Operations - Years ended December 31, 2004 vs. 2003, pages
21-22

1. The discussion of revenues seems to focus on the sources of the revenues and provides very little insight as to the drivers that caused the significant increases in product sales for example. Please revise this discussion to include more robust disclosure about what caused this increase in sales. As applicable, include a quantified discussion of the impact of sales volumes and prices. To the extent that these amounts are affected by discounts and returns, include a discussion of the impact these items had on sales.

2. It appears that there was a substantial change in the gross profit generated on the sales. Please revise the discussion to expand on what caused the gross profit to decrease so significantly in the current period.

3. The discussion of research and development costs states that a significant driver in the increase was related to "manufacturing commercial scale up." Please explain to us what exactly this means.
Also include a discussion of why these costs are appropriate to be included in research and development.

4. We note in the statement of shareholders` equity that the proceeds of the private placement are shown net of costs. You state here that one source of additional selling, general and administrative expenses was additional costs associated with this private placement. Please explain to us why the costs referenced here were not included as an offset to the proceeds from the offering. Also whenever the company references factors like this, provide a quantification of the impact that each factor had. This applies to all portions of management`s discussion and analysis.

Liquidity and Capital Resources, pages 23-24

5. It appears that the current discussion related to cash flows from operations reiterates the statement of cash flows, as opposed to discussing activities performed by the company that generate and use cash. Please revise this discussion to include a more robust analysis of the activities that actually generate cash inflows and outflows from operations as well as the more likely than not impact these items will have on known trends and uncertainties, in particular the cash outflows from operations. For instance, it appears that a large amount of deferred revenue was received during the year, generating a significant inflow of cash. Include a discussion of that fact as well as any known trends related to this receipt. Similarly provide a more detailed explanation of the specific uses of cash as evidenced by the loss generated from operations.


Critical Accounting Policies and Estimates, pages 22-23

6. Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies which we believe should be described as critical accounting "estimates" to disclose the uncertainties involved in applying each principle and discuss the variability that is reasonably likely to result from the application.
For each policy identified, ensure that management has analyzed and disclosed to the extent possible the following factors:

a) How management arrived at the estimate;
b) How accurate management`s estimate/assumption has been in the past;
c) Whether the estimate/assumption is reasonably likely to change in the future; and
d) Evaluate the sensitivity to change of critical accounting policies.

Financial Statements

Consolidated Balance Sheets, page F-3

7. We note that you disclose the allowance for doubtful accounts for
2003 on the balance sheet. Please revise to include the allowance for doubtful accounts for 2004 on the face of the balance sheet or in a note thereto. Also consider the need to include a Schedule II reconciliation of this amount.

Consolidated Statements of Operations, page F-4

8. The caption "Compensation" is not appropriate because it does not identify the nature of the expense, i.e. within "Research and development" or "Selling, general and administrative." We note that
"Compensation" may relate to each of these expense categories. Please revise this statement to properly allocate the amounts to the appropriate operating expenses captions. Also revise the Selected and Summary Consolidated Financial Data and the MD&A, accordingly.

Note 1  Summary of Significant Accounting Policies and Nature of
Operations

General

9. Elsewhere in the filing you disclose that revenue consists of option fee income, drug sales, and other services. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS 131.


(A) Nature of Operations and Liquidity, pages F-7 - F-8

10. The disclosure related to the company`s ability to continue as a going concern does not appear to adequately address management`s plan to remove the threat to the continuation of the business. Please revise this discussion to include management`s plan related to this issue. Refer to FRC 607.02.

Note 5  Rights to Intellectual Property, page F-14

11. We note from the balance sheet that the company capitalized additional amounts related to this intellectual property. It is unclear what resulted in these additional costs, i.e. whether the company acquired additional rights from a third party. Please explain to us and disclose more fully what resulted in these additional costs along with a discussion of the accounting literature that includes references to the specific paragraphs upon which the company relied that allows this treatment.


*    *    *    *


      You may contact Tabatha Akins, Senior Accountant, at 202-
824-
5547, or James Atkinson, Accounting Branch Chief, at 202-942-2826 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Brian Lenz
VioQuest Pharmaceuticals
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